Filed by Super Group (SGHC) LTD pursuant to Rule 425
Under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sports Entertainment Acquisition Corp.
(File No. 001-39583)

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Super Group and Sports Entertainment Acquisition Corp.

Analyst Day

November 12, 2021

Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

C O R P O R A T E P A R T I C I P A N T S

Ashley DeSimone, Managing Director, ICR

Eric Grubman, Chairman and Chief Financial Officer, Sports Entertainment Acquisition Corp./ Designated Chairman, Super Group

John Collins, Chief Executive Officer, Sports Entertainment Acquisition Corp. / Designated Board Member, Super Group

Neal Menashe, Chief Executive Officer, Super Group

Spencer McNally, Data and Analytics, Super Group

Alinda van Wyk, Chief Financial Officer, Super Group

Richard Hasson, President and Chief Operating Officer, Super Group

C O N F E R E N C E C A L L P A R T I C I P A N T S

Jed Kelly, Oppenheimer & Co., Inc.

Michael Graham, Canaccord Genuity Corp.

Bernie McTernan, Needham & Co.

Chad Beynon, Macquarie Group, Ltd.

Alfonso Straffon, Deutsche Bank Securities, Inc.

Joe Stauff, Susquehanna

Jack Cummings, Berenberg

Matthew Wegner, Craig-Hallum Capital Group LLC

P R E S E N T A T I O N

Ashley DeSimone

Hello everyone. I’m Ashley DeSimone from ICR. Welcome to the Super Group and Sports Entertainment Acquisition Corp. Analyst Day.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

We know your time is precious so you should budget around two hours for today’s event and that includes our Q&A session. We will extend the length of the event if it means getting to your questions, so management is prepared to go a little longer than two hours if necessary.

Now on to some legal language. Today’s event is being transcribed and during the course of this analyst day certain statements made that are not statements of historical fact constitute forward-looking statements that are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those contemplated in these forward-looking statements.

Please mute your lines whenever possible.

Analysts who view or participate in this presentation are cautioned to place undue reliance on these forward-looking statements which speak only as of today’s date with respect to management’s expectations, beliefs or plans included in such presentation.

For more information, please refer to the risks, uncertainties and other factors discussed in Sports Entertainment Acquisition Corp’s SEC filings, as well as the preliminary registration statement including the related proxy statement on Form F-4 for Super Group Holding Company Limited which has not yet become effective.

All cautionary or other disclaimer statements that we make during this call are applicable to any forward- looking statements that we make whenever and wherever they appear. You should consider carefully the risks, uncertainties and other factors discussed in Sports Entertainment Acquisition Corp’s SEC filings.

In today’s event we will refer to certain non-GAAP financial measures such as Adjusted EBITDA. You will find a historical reconciliation of these non-GAAP measures to actual GAAP results included in the Appendix section of the Analyst Day Presentation.

Now, I’d like to turn the event over to Eric Grubman, Chairman and CFO of Sports Entertainment Acquisition Corp. Eric?

Eric Grubman

Thank you, Ashley.

Hello everyone. Thank you for joining us and taking the time to hear the story and to get your questions answered.

We have been at this effort of finding and merging with Super Group for about 12 months. Today is a very important step for us and the Company because you, this audience, research analysts, collectively bring the greatest insight and the greatest analytical rigor applied to the industry and to companies within the industry.

Today’s agenda is simple, as you see it here up on the screen. We’re going to describe the transaction. We’re going to tell you about the Company. We’re going to tell you about the performance, and we’re going to address your questions. Next slide, please.

Please mute your lines if you haven’t done already.

Here’s the presenters. I’m Eric Grubman. I formed the SPAC and I recruited John Collins to join me. I’m going to tell you a little bit about myself.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

I’ve been running things and fixing things since 1980. I started my professional career as a navy nuclear engineer and was in the Submarine Force. For those of you over a certain age, think The Hunt for Red October theme. That’s what the submarine that I was on did. I went to business school and used that as a pivot to the private sector, and in 1987 I got hired by Goldman Sachs into their Mergers & Acquisitions department. I became an M&A partner and then I was asked to lead the Energy business within Investment Banking and to continue to run the Sports practice, which I had started up after participating in the sale process of the New England Patriots to the Kraft family. I left Goldman and did a stint as co- president of the Constellation Energy Group, which was a regulated utility with an unregulated subsidiary. It was a Fortune 500 company at the time and left that after a very rough restructuring which we managed to complete before the merchant energy business blew up. I then joined the National Football League and was there for 14 years. At the NFL I held every executive job, essentially, except Legal and Football, and the NFL owned media. The way I think about it is everything from CFO to turning the lights back on in the New Orleans Super Bowl, which is sort of an interesting and fun story we can talk about at another time. I’ve been in and around public companies, sports and major transactions for 30 years.

Here's the rest of the people you’re going to hear from today. Spencer McNally, Data and Analytics. Spencer has been in the online gaming industry almost from the time there was such a thing. He’s an actuary by training and he’s a data and analytics Clydesdale. He understands this area and he loves it. He knows it inside and out because he built it.

You’re going to hear from Alinda van Wyk, Chief Financial Officer. Similarly, Alinda has been in and around this business since it began. She’s financially trained classically and has been focused on the numbers and the reporting since the first predecessor companies got started. Again, and as with Spencer, Alinda knows and loves the financial side of the business because she was responsible for building many of the systems.

You’re going to hear from Richard Hasson, President and Chief Operating Officer. Richard is the new kid on the block. He’s only been around for about 10 years. He’s a chartered accountant by training. He spent time at Goldman Sachs in London in their Gaming and Leisure arena. He’s responsible for the corporate development, the strategy and the operations. Richard is also the person that makes the trains run on time, and through my observation over the course of the last 10, 11 months, he’s also the person—one of the people who challenges assumptions and he challenges conventional wisdom.

Then there’s Neal Menashe, Chief Executive Officer of Super Group. Neal is not your typical CEO of a big company because Neal is also an entrepreneur. He built this company brick by brick, and Neal early on linked up with another pioneer in the gaming industry, in the online gaming industry, Martin Moshal. Martin is the named discretionary beneficiary of certain trusts that ultimately serve as controlling shareholders of two entities, one known as Apricot and the other known as Nutson (phon). Apricot operates under the microgaming banner, a company you’re probably well aware of, and through Apricot there’s an exclusive relationship on the Super Group Sports Book. Nutson is Super Group’s largest shareholder.

While I’m on the subject of major shareholders, there is also Travers (phon) Limited. Travers represents the interests of the second largest shareholder. A private investor—Travers is essentially a private investor that is the second largest shareholder and has been involved with the company and Mr. Moshal almost since the Super Group companies began.

There you have it. Neal Menashe leading the company after 20 years of building it, the two largest shareholders in it for many years and not selling any shares, and a special tech relationship that you’re going to hear a lot more about that offers competitive advantages.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Now I’ll just briefly talk about John Collins. John and I have known one and other for over 20 years and we’ve been in the trenches together for about four. John?

John Collins

Thanks, Eric. As Eric mentioned, we worked together at On Location which was a private equity backed experiential business that partnered with the NFL plus over 150 premier sports and entertainment rightsholders around the world. As CEO we grew the business from a $35 million business to over $700 million in revenues and $65 million in EBITDA in four years before selling the company to Endeavor in January 2020. Prior to On Location I spent 25 years in the NFL and NHL, working closely with the clubs, ownership and running the national businesses and revenue streams while working hand-in-hand with those leagues’ business, media and corporate partners.

Eric and I know well how the leagues view the sports betting industry. In fact, Eric wrote the game plan for the NFL before he left. We know the game plans that they’ll run to create leverage, ultimately taking as much money off the table as they can. It’s what I did for those leagues for 25 years. The early results are pretty good for the leagues. The NFL is forecasting $270 million in sponsorship revenues from their online gaming partners in 2021. That’s in addition to any equity that they were able to achieve in their negotiations. In addition, it was reported that the online sports betting guys spent $57 million through just the first three weeks of the NFL season. So, against this U.S. marketing assault, really this unsustainable assault, by many of the U.S. names that you guys know well, we really love the Super Group story and we think Super Group is uniquely positioned in the gaming universe.

Next slide, please.

What do we love most about Super Group? We love their worldwide reach and scale, which is not easily replicated. Super Group  operates in more than 25 jurisdictions around the world, including leading positions in key markets across Europe, South America, Africa and Canada. With over 3.700 employees and a deep marketing bench of folks with 10, 15, 20 years experience with the company, Super Group is well positioned for future growth as the company expands to new markets including the U.S.

Super Group has multiple drivers for revenue growth and long-term potential through their dual offering of the global online sports betting brand Betway and the cash generative Spin Casino Group. Super Group is online only with no bricks and mortar, no debt and long-term growth prospects, both organic and via acquisition.

Super Group has been focused using technology and data to inform and improve the customer journey for the past 20 years, and as you’ll hear more from Neal and Richard and Spencer, their use of technology and data is a real differentiator in this category.

And finally, Super Group as a listed entity will be the rare mix of a growth and value stock. It possesses high top line growth and robust cash generation capabilities.

With that I’ll turn it over to Eric to review the transaction.

Eric Grubman

Thank you.

This is a simple transaction. There’s no PIPE. Some of you probably noticed that. It’s funded by the cash in trust plus the balance sheet cash. Money going out the door when we close consists of cash going to minority shareholders selling a portion of their shares. It also goes to expenses. What that leaves is cash on the balance sheet and a debt-free company.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

We negotiated and priced this transaction at a reasonable multiple, we believe. The comps that we used were not dominated by the U.S. theme. We thought of the U.S.A. and the DGC acquisition as upside, not as the base case. And we wanted to preserve and we did preserve a fortress balance sheet to begin life as a public company and to be ready to invest in whatever came along that was attractive.

We know you’re going to have timing on your mind, you’re going to ask it, so I’ll just say at this juncture and leave it to see if there’s any questions for the end, we expect to be back on file with the SEC imminently and whether or not that leads to a December closing we don’t know, but we’ll be back on file very soon.

Let me go to the key investment highlights.

Yes, I know you’ve been subject to it before so I’m going to acknowledge this is the elevator pitch, but this is also the type of summary that lodged in our heads as investors, and not investors that were trying to make a quick strike and leave. We’re staying in.

Super Group is already at scale with a global footprint: $44 billion in wagers in the last 12 months end of June, 17 countries, 25 jurisdictions, 26 languages, over 2.5 million monthly actives with a recent month near 3 million. Uses a single sports brand globally with band power being amplified by leading properties from the EPL to esports to Ted Lasso. This last one, Ted Lasso, a big splash in the United States, came as a result of the sponsorship of West Ham.

As I mentioned, they’re poised to enter the U.S. markets through DGC. DGC has 11 market access deals already, deals that are long-term and smart, not just blowing up money on unprofitable structures. The company has $350 million of EBITDA projected this year. And yes, so you don’t have to ferret it out, I’m going to just say right now we did remove the plus that’s been in recent investor presentations. You’ll hear more about that later. But transparency dictates that I call it out to you now so you don’t have to hunt for it, so you don’t have to wonder about it. We are subjected and have been subjected to the same hold headwinds as others, other companies that you report on. Plus, we’ve got some miscellaneous expenses. Alinda will detail this more later in the presentation.

So, in summarizing, yes, this is the elevator pitch. Yes, this was our investment summary. And yet one more thing, this is improved since we put the deal together and we put it in front of our Board back in April. Deposits are up, customers are up, number of markets are up, confidence is up.

With that, I’m going to turn it over to Neal and the team. Neal?

Neal Menashe

Thanks Eric. Nice to meet everyone. I’m Neal Menashe. Probably done every job in this business over the last two decades, but really simply, what are we trying to create here? We’re trying to create a worldwide business with worldwide focus. And how do you do that? Well, what you’ve got to do is you’ve got to have a single branded sportsbook and a multi-brand iGaming offering casino offering to drive the (inaudible). I’ll come into that a bit later.

When we started this business everything was about return on investment. If you’ve been in (inaudible) you have to know how much return you’re getting. Imagine, two decades later every single thing is driven around this point: data and return on investment. We obsessed and have to obsess about our customers.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

They are what’s the heart of this business. But for me being the CEO what I also (inaudible) people. This business is made of up 3,700 people that without them—they have helped create what we have today.

Really simply, why do we split it out and why do we see the world like this? We believe that a customer when they come to a sportsbook fundamentally believes that they have an edge on the sportsbook and they have that edge because they believe that they understand the players in the teams that they support better than a sportsbook. However, when you come to a casino, an online casino, it’s all about the feeling they get, the luck, the genre. Yes, every online casino is the same, so then we have multiple casinos which we’ll talk about later. We’ve got about 20 of them of which four or five make up the vast majority of revenue.

Therefore, if you want to tackle the world, how do you do this? Well, you take a single sports brand and you start going into all the markets with one brand. That means that really simply you can amortize your global spend over multiple countries. And then with the casinos, they follow suit in the markets that allow for these online casinos.

Richard Hasson

Thank you. Richard Hasson. It’s a pleasure to meet you all.

As you’ve now heard, Super Group is a truly global business. We have an established global footprint, and as you ‘ll see here, a very diversified revenue stream. We’re active in many markets and we’re successful in these markets, replicating our success as we continue to expand (inaudible).

Putting all these markets together, what you’ll see here, we generated over $44 billion in wagering in the 12 months to June (inaudible), and $1.1 billion of net gaming revenue in 2020. We can only do that, as Neal said, thanks to our employees around the world. We have in-country teams obsessing about local offerings. While we’re a global business, we’re made up of many (inaudible) offerings from around the world. One of the things that we know is that not all places are the same and these teams are eating, breathing, sleeping the local product, the local offering, understanding our local customers around the world, providing as local a form of entertainment as possible. Combining that with our technology we’re live today in 26 languages, 24/7, 365 days a year.

Today, as Eric mentioned, we hold licenses in 25 jurisdictions, that’s outside the U.S. which I’ll go into a lot more detail later, and we have a very, very healthy pipeline of new markets.

As you can see on the bottom right, we have a very diversified revenue mix. Only one country in 2020 accounted for more than 10% of our net gaming revenue, and 87% of this revenue came from regulated and regulating markets. As we continue to grow, we’ll continue to diversify this revenue mix even further.

As you’ll see here, we’ve experienced a very significant growth in our net gaming revenue and in our customer base in recent months. We’re operating at scale and we’re growing, and with this growth comes operating leverage which Alinda will go into in a lot more detail later. At a high level, as our revenues grow, we don’t need to incur as many additional costs; we’ll go out and hire hundreds of additional people. As I said, the details of that Alinda will provide later.

On the net gaming revenue, we’ve forecast over $1.5 billion of net gaming revenue for this year, and as you can see here, we generated around $770 million in the first half of the year.

On the customer base, we have an average of over 2.5 million unique customers per month across all of our systems in the first half of this year, and actually only last week, the Saturday just past, we surpassed 1.1 million unique customer across all of our systems in one day.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

While our revenue and our customer base is growing, our EBITDA is also growing, and to generate this growth, as you’d imagine, we are investing in the business. In the last five years up to June, we’ve invested just shy of $1.5 billion in marketing, and still generating this EBITDA.

Going back to what Neal said, this is being done strictly through what we know: making data-driven, return-driven investment decisions.

We’re growing and we’re growing profitably.

Neal Menashe

When we sat down with Eric and John, we tried to picture and explain to them where we see the Super Group. So, really, really simply compared our competitors. We’re digital only. We do not have any land- based assets. We have a global footprint. We are across the globe in all the continents. Control or own the tech stack from beginning to end. Richard and myself will go over that later. Single sports brand. We spend on one sports brand and as we spend so obviously the returns. And yes, we don’t take all our brand space and use all our budget on that. No, not at all. It’s calculated, cleverly done branding with all the other marketing efforts it.

We come from online casino. That’s where it started. We understand the online casino customer from beginning to end. We are highly, highly highly profitable and we are debt free.

Richard Hasson

Another way of looking at this is where we sit within the wider gaming ecosystem. As you’ll see here on this chart, we’ve got this unique combination of growth and profitability (inaudible) earlier, it’s generated from our global footprint.

While we have market share in many markets around the world, because of this footprint we don’t need to be, for example, top two or top three market share in any one market in order to generate the significant returns for our shareholders. We know how to generate growth. We know how to generate profit, and what we’ve learned over time is that one doesn’t have to be first to a market in order to end up with a meaningful business there.

Touching briefly on the U.S., which again we’ll come back to later, the focus on the U.S. to date has been on obtaining and securing market access with operations still being early days. In the U.S., similar to other markets, our focus here is long term. We see this as a marathon, not as a sprint.

As you all know, there’s been a lot going on in the industry. I won’t go through all of this in detail. I’ll just touch on a few points here.

We’ve been seeing some great regulatory momentum across the world, including here are some examples: the U.S., Canada, Germany. Of course, we’ve also seen a big shift of late to mobile and digital, and speaking of that, to three of our strong points: the growing importance in a strong online casino (inaudible). As Neal said, going back to the root of the Super Group. A massive focus on data. Again, we’ve been obsessing about data since Day 1 of this business. And the control of one’s technology, which I’ll come to but I’m glad to say we have.

We’re global. We’re profitable. We have a debt-free balance sheet, and when you look at how we’re positioned in the market, it’s a very favorable position as the industry continues to evolve and move on to the next chapter.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.
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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Just before we wrap up the section, I’ll quickly summarize what’s been happening in the business since the April SPAC announcement. What you’ll see here is how we’ve been continuing executing on our strategy.

We’ve had some great performance in the first half of the year with net gaming revenue, as I mentioned, around $770 million and that’s relative to greater than $1.5 billion forecast for the year. We’re seeing some great regulatory momentum around it. And just touching on the U.S., the Betway brand is now live in five states. That’s Indiana, Iowa, Colorado, New Jersey and Pennsylvania, with, since April, another market access agreement that you might have seen in August that DGC was awarded a temporary license in Arizona and that’s the first time that DGC is partnering with a tribe.

These five states are all still early phases, early stages operationally, very much in soft launch, but of course from a brand perspective very exciting for the brand to be up and running in the U.S.

Since April, we’ve also signed a number of new brand partnerships. (Inaudible) that portfolio and now expanding over 65 partnerships around the world, touching on numerous sports and esports. These include the likes of the NHL Stanley Cup, tennis partnerships, esports partnerships, the South African Rugby team, Athletica Madrid, a very well known soccer team, and more recently perhaps closer to home, Miami Heat, Dallas Mavericks, ‘76ers. Again, we’ll come on to the U.S. a bit later, as well as focus a bit more on the brand. But for just to highlight once again the global nature of the business, we would have done these partnerships even if the Betway brand wasn’t going live in the U.S. We have a global audience spread across the world and of course something like the NBA, just to pick out one example, is watched across the globe.

Outside of the U.S., we’ve launched in other international markets including France, which was back in April, and Tanzania in July. More recently, we’ve been granted two new licenses in Poland and Paraguay. As I mentioned earlier, we also have a very significant pipeline of more markets to launch over time.

Then we continue to the last point, as you’d expect, to invest in our product, our data tools, our marketing tools, ultimately to ensure that we’re providing our customers with its best possible journey and the best possible experience as we continue to scale around the world.

Neal Menashe

So, very simply, what’s our winning hand? We have been digital since Day 1. We fundamentally believe in a single branded sportsbook backed by the multi-brand casino offering. We control or own our tech stacks, so we are close to our customer from beginning to end; from the time we acquire him to keeping in your system. We obsess with data and analytics, and that obsession is leading to the accounting system being integrated. Every customer’s journey is in the accounting system. When we pull documents from Excel, it’s from the accounting system. We have, we believe—and we’ve been doing it because it’s brick by brick—unparalleled understanding of our customers in the journey of their lifecycles. Return on investment, you have to in this business ultimately get a return on your marketing. If you’re not going to get a return on your marketing, you ain’t going to make profits. And we are (inaudible) the global workforce and broken the world into countries and market and that we have scale and operating leverage to be able to take on all our competitors.

So, why are we so obsessed about data? Maybe because I was an accountant, but it’s because when you start a business and you have to get a return on that first marketing main, everything you’ve built around it has to be about that return. Can you track it? Can you see it? You don’t want to make a mistake. Then you make your profits and then you reinvest. Then you make profits and you reinvest. That’s what we’ve done. So, everything had to be accurate to really make the right decision at the right time. It sounds easy when you’re in one market, but when you’re in multiple markets and multiple languages and all these things are happening at the same time, and you’re in sports and you’re in casino, you have to have robustness. You have to have the system scale, and this is what we’ve done. Basically data is at the core of everything we do, but we do not forget ultimately our customer is our most important item that we have to, have to, have to look after.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Really simply, we’ve got all these systems and we’re going to (inaudible). You’ve got new and existing customers and you’ve got to acquire them correctly, keep them in your ecosystem and the difference between your lifetime (inaudible) and what you acquire them is your profit. And if you’re acquiring well and they’re going out the back door because your system doesn’t give it what it needs, well, then you’re not going to make profit or less profit. So, everything has to have the feedback loop and Spencer will go into it later. We’ve got millions of customer data points per day. Hundreds of millions of points that we’re analyzing, in the game play, what we (inaudible), if you give them the right slot machine, what genre slot machine, what sports event? Really, what you have to do is by doing this across the globe you’re going to be in different markets, your product is going to be at different phases in the lifecycle.

So, as Richard pointed out, this is not about how big we are, market share in each market. This is about how we can get extra revenue in every single market we’re in, and we do that with Betway and then with Spin, and with an unbelievable data set that sits underneath in real time.

Again, it’s all about optimizing. Customer segmentation, Spencer will go into it later. Just high level from 50,000 feet view, the customer is the center. Everything has got to be around that customer – the products you’re serving, the real-time nature. Real-time bonusing, how you do that, how do you bonus someone when they’re in the system, not when they’ve left the system. How do you get the system so close to the gaming server so that there’s no latency so that—because this is happening all the time. Again, when you do this at scale, the systems have to be responsive at scale and the checks and balances when the system is given dynamic bonusing has to work. What if it doesn’t work? What are the checks and balances you’ve got in place? This is what we have built from the bottom up.

Richard Hasson

Thanks Neale.

Leverage has been here—as Neale mentioned earlier—we’re in control of the core technology that we use in all markets, all material markets (inaudible). We’ll go into this again later, but this comes even in the form of proprietary technology is installed or in the form of this exclusive long-term relationship with Apricot that was mentioned earlier. (inaudible) sportsbook and also PAM, although there is one small customer that still uses the PAM in the U.K.

As you’d imagine, we work very closely with them across a number of markets and we are in control of that (inaudible). This has enabled us to be a lot closer to the customer, of really controlling their full experience. It also means we’re able to control prioritization around new markets or new features, for example, all the time knowing that what is being built is being delivered exclusively to us. As context, that’s obviously very different to being one out of many customers of the software provider where everything that is delivered to one customer is delivered to all customers (inaudible). This obviously helps us differentiate, and again, coming back to the point providing our customers with the best possible product and experience.

Before I hand back to Neale, I’ll just point out the technology we reference here is not the technology that’s being used for the Betway product in the U.S. which some of you may have seen. It’s different and I’ll go into more detail later, but the driver behind that was that there were certain timing requirements for go-live from DGC’s market (inaudible). We’ll touch on it all in more detail later.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

Really simply, how do we do this?

So, we split the world up and we’ve got the Betway side and the Spin side. The Betway side you can see there, you’ve got teams that will look after U.K., Europe, Rest of World, Africa, LatAm, the U.S., etc. and then you’ve got the Spin side which we talked about earlier, but you’ve got Jackpot City, Spin Casino being its two big brands, but it’s got over 20. Everything has to be thought of in payments, the right payments at the right time. The marketing, what kind of marketing? If it’s brand marketing for Betway, again, we would not spend and do not spend all our marketing budget on brand. Brand is one facet of the marketing, which is why as you grow your revenues that amount increases your brand spend, which means it’s very hard for your competitors to get their brand awareness the same way we’ve got it. The way we do that also is by opening more of these markets across the globe, we get our software easily into these markets and then you have teams. You don’t have to go hire 50 people, 100 people to do all these markets. You can start out with a few people because you’ve got these highly experienced centers of excellence do it, and everything there is about data. The right decisions, the right time and that’s what we obsess about, and the tech. Being close to our tech partner, being close to the journeys from beginning to end. From the websites to the app stores, everything. This is a game of inch by inch. Every inch, eventually the markets start showing great profitability, and again, maybe we’ll see later, the world is our target market and we do it with a two-pronged approach, Betway and Spin.

Richard Hasson

Thanks, Neal. Moving on here on to product marketing technology.

In this section, the first part of this wider section we’re going to dive a bit more into the product because as Neal just mentioned it’s comprised of Betway, the single brand durable sports betting offering, and Spin, the multi-brand casino offering.

Betway operates as Betway across all markets. It’s known as one thing regardless of where it is, no different to other durable brands, Amazon, Uber or any other durable brand. As you can see here, and you probably know, Betway, while being a sportsbook brand also offers online casino. As we referenced, our casino customers at Betway (inaudible) the same customer as an online casino customer at one of the Spin brands, and by having both Betway and Spin within the Super Group, we’re caging to a wider audience and ultimately ensuring that our customers can find a product that meets their individual requirements.

Within Spin, as we touched on, it’s a large portfolio of brands offering wide range of selection of casino games, slots, table games and live dealing.

Taking a closer look here at Betway, the single brand sportsbook. Betway is global and it’s high growth. You will see on the right-hand side here some very healthy growth. What makes Betway unique is how it operates as a single brand across the globe. No other brand in the (inaudible) space operates with one brand having such a large global footprint. A key part of that brand is this large portfolio of over 65 brand partnerships. These are spanning numerous sports, numerous esports across numerous geographies, all part of a coherent, consistent marketing strategy to promote the brand to long-tailed customers around the world. I’ll just hone in on a few of those.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

In soccer, the Betway brand has got presence in five European countries: England, Spain, Italy, Germany, Portugal. In the English Premier League, as Eric mentioned earlier, the league with the highest global figures, Betway branding is visible in over 66% of the games. In the NBA, seven teams now feature Betway branding in their home matches. In the NHL, they’ve granted a league-wide deal so it’s like a partnership with the New Islanders, the L.A. Kings and the Philadelphia Flyers. In horse racing, Betway is the biggest (inaudible) in British and Irish horse racing, and actually next month we’ll reach a landmark 4,000th race sponsorship. Lastly, in tennis, Betway has got a total of 11 partnerships spanning eight different (inaudible).

Looking back at Spin here briefly, as we said, Spin is our multi-brand casino offering. It has a very long tail with the five largest brands accounted for around 87% of Spin’s revenue in 2020. The focus of marketing on the Spin side, which Neal will go into later in the section, is digital. It’s surge, it’s DPC, it’s affiliate. And as we also touched on, Spin has been around for a very long time, over two decades, effectively (inaudible).

Similar to Betway, in Spin we have very, very loyal customers and we understand our customers in a very unique way with millions of data points at our disposal. As with other elements of the business, the focus here is data. It’s making data driven decisions all coming back to us to so we can enhance the customer experience, providing them with as customized and as (inaudible) an offering or form of entertainment.

When you put all this together, what you have on Spin is profitable, stable and growing casino business.

As we said earlier, while Super Group is a global business, it’s made up of local offerings around the world. What we have here are a few examples of how we’ve painted the product across the world (inaudible). On the left-hand side we have an example of one of our African products. This is Kenya where as per other markets we have a very localized product. What you’ll see here, it’s local currency, it’s Kenyan shillings, and the product is being provided in Swahili.

In the middle is an example of how we provide localized casino content within the offering. Of course, the in-country teams that we’ve spoken about, they all know exactly what content works in each market and they all ensure that the integration of those games ultimately gets space on the development roadmap. As context here, the provider shown is a (inaudible) provider which is content that is very popular in Spain and the Latin American markets.

On the right-hand side, this is an example of how we tailor our product to meet customer preferences and customer tastes. This is our cricket scoreboard; we built it ourselves and it’s something very unique to Betway. This offers ball by ball commentary, ball by ball visualizations of where the ball was hit along with numerous different statistics around the game, all appearing on the scoreboard and integrated with odds around the game. Since this was launched in Quarter 3 last year, we have seen a doubling of users, we’ve seen a doubling of (inaudible) gaming revenue and we’ve seen two and half times more players.

Before I move on from this, I’ll just note again the technology we’re showing here is not the same technology that’s currently being used in the U.S. Over time, we will be able to go into that, but for now (inaudible).

Looking at Betway and Spin together then, what you’ll see here is almost an even split with each of the offerings contributing around 50% of the NGR in the first half of this year. (Inaudible) one of the earlier slides, Betway includes betting and gaming, so when you look at this (inaudible) product within the group casino will be larger than sports betting. Of course, it’s actually what Eric mentioned earlier. Even with this combined product offering, we’re still subject to the same impact of when sports events go heavily in favor of our customers, as we saw last month (inaudible). When you use this dual strategy of sports and gaming, this enables what we’re seeing in terms of growth of both our top line and our bottom line. When you combine those, what you’re seeing here, we’ve generated significant revenues and a very healthy margin of around 23%. As Alinda will explain later, the majority of this EBITDA, close to 90% of it, ultimately converts into free cash flow.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

So, really simply is how do we attack marketing?

Well, I’ve talked about this before but I’ll just emphasize it. We break it into two parts, one is Betway and one is Spin?

For Betway, we do that with brand partnerships across the globe. That means we can amortize it. The NBA is amortized across our entire countries how have our customers betting on the NBA. Soccer, the same, if it’s NHL, but then you’ve got to follow that up with TV, affiliates, digital, PPC, SEO, retargeting. That’s all part of it. How we do that is by having these country teams. By having a global approach with localized targeting we effectively can get to all the customers.

Spin is the same. Spin doesn’t have one brand; Spin has got a few brands, as we’ve talked about. Again, it will do TV, it will do lots of digital, lots of retargeting, affiliates in there and it’s driving the traffic. What you do—and product enhancements and all these goodnesses together are taking the tech as close to the customer as we can get them. So, over time this is about inch by inch sorting out the technology in every single market we operate in. That is why we’ve got this global approach. We’ve been doing that and will continue to do that because that is how we will then bring more revenue at a higher margin, and a more profit down to the bottom line.

We need to talk about Betway. (Inaudible) was simple. What happened with Betway was simple. When you have LEDs and you have all these things going on, we want to have a simple message. It was Betway. It was not bet casino way, bet sports way, it was Betway. And when you see our branding it is Betway and we do it over multiple sports because there are customers in all countries of the world that we operate in that will like cricket, might like soccer, might like NHL, esports, etc. Again, it’s the simple messaging. It’s a personal approach that’s localized targeting and localized product offerings. By having our control of this tech stack is we bring our Betway global product into all the markets we get to. So when we start making feature changes it affects all markets and that is how we then use that with the enhancements together to increase our lifetime values and bring the customers in the front door and keep them in our ecosystems.

Again, this talks about we do all of this. Spin has been digital since the beginning, SEO high ranking, affiliates, having brand shelf space with affiliates, even advertising dot net strategies, all different things, all over the world, over sports events. This is again bringing it to life. (Inaudible) Spin, Jackpot City and a host of the other brands.

This is the casino, the online casino. Again, as markets come in the U.S., we can bring the Spin and Jackpot City brands into the U.S. very easily.

Richard Hasson

When it comes to technology we are a pretty unique business in that we use our own technology plus we use (inaudible). For example, in Africa where we use our own technology, in other regions, like I say, we use third parties, including, as mentioned earlier, an agreement with Apricot for the exclusive provision of their (inaudible).

As we showed earlier, in all material markets we control the tech stack regardless of event technology is in-house (inaudible).

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

In addition to this control, what’s also important to us is speed to market and having the most fit for purpose technology in each market.

Going back to the data point, what’s non-negotiable for us is that regardless of what tech we choose in any market, we have our proprietary behavioral science and data analytics technology (inaudible) on top of that. Spencer will go into this a bit later.

At a high level (inaudible) ables us to do, it gives us a perfect view of our customers and all their data at all times. From a marketing perspective, it enables us to work out where we should be investing our next dollar, and we’re getting all this information in real-time. You will know that many systems report this after the event. Ours, as Spencer will show, work in real-time.

Again, when it comes to data, we’ve been doing this for years. A lot of people speak about data. This has been inherent in the business from Day 1 and it’s (inaudible) 22-plus years later. From the first decision to decisions made today, it’s all about data.

As Alinda will touch on later, all of this technology is also tied into the accounting system. From an account, from a reporting perspective, we’re tracking every customer and everything that they do within the ecosystem: deposits, wagering, withdrawals, all of that is tracked on an individual basis and is embedded into the accounting, into the reporting systems. This enables us to pull any report at any time, and also ensures very robust and very reliable financial reports can be pulled and created really, really quickly.

Before I move on, again, the same point as earlier. If you’ve downloaded or looked at the product in the U.S., the U.S. is not running on this same tech today, the one that’s being used in the material markets outside the U.S.. We’ll come on to all of that later and explain how that is going to all change to be on the Betway global property.

Going a bit more here into these tech stacks, as I mentioned in Europe we’ve got the third party sportsbook, the exclusive relationship with Apricot for their sportsbook, and that’s used in material markets. On top of that and in addition to that, we have our own team of traders, about 110-plus that are covering the sports events. Obviously highly experienced traders and also contributing towards a differentiated product, ultimately keeping the customers in mind, creating (inaudible) markets, embracing of data, all looking at how best to enhance the custom experience.

In Africa, we operate differently. When we first decided to enter the African market, (inaudible). Today, that offering is available in five different languages across Africa.

I’ll now hand over to Spencer to take you through the next section of behavioral and data science.

Spencer McNally

Thanks, Richard, and good morning everybody. Thanks Eric for that very generous introduction earlier. Eric didn’t mention that I recently lost to a technical knockout in a very big fight between my bicycle and gravity and a rather large and aggressive rock. Please forgive the state of my face. I don’t usually look like this.

Data and analytics has been part of the DNA of this business since Day 1, and we believe that it’s one of our key competitive advantages. Yes, we’re a gaming business and a technology business, and a lot of other things, but underlying all of that is a deep, deep bench of data scientists and engineers and almost a quarter century of institutional focus on data and analytics.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

What you’re seeing here is the obligatory flywheel slide showing how tightly meshed our processes are, how everything effectively leverages everything else. We start by acquiring customers at effective costs through tailored sponsorship and marketing in a wide variety of channels. That doesn’t mean necessarily as cheap as possible. It means a good price in the right channel with good marketing partners that we can work with for the long term to acquire customers that are worth the price.

We then need to monetize those customers and we do that by providing the best entertainment possible with the widest range of products and excellent value for money. Then on top of that we layer a truly customized experience, individualized for each customer, for product content, promotions, offers and so on. Then at the center of all of this is our data science platform. It’s capturing every data point you can imagine, analyzing it all in real-time for depth and optimize what the customer sees and experiences. That, in turn, is how we maximize retention and minimize churn, which is ultimately howe we then responsibly optimize lifetime value and profitability on a per customer basis.

All of that keeps the flywheel spinning, reinforcing the effectiveness of our acquisition efforts, which is how we’re able to spend as effectively as we do on sponsorship and marketing. That then reinforces our messaging ever further to help us acquire even more customers and keep the existing ones inside of our ecosystem even more effectively than before.

The aim is to keep the flywheel spinning, hopefully faster and faster all the time, and it’s all based on a complex proprietary model of customer profitability that we believe is exceptionally accurate, and I’ll show you more about that later.

But before I leave this slide, one quick point I want to emphasize which is that you’re going to hear me talk about optimizing profitability rather than maximizing it, and the reason for this is that maximizing might get you short-term results, but it runs the risk of harm to customers, which in our view really isn’t good for long-term profitability. So, instead, our ethos, we believe in optimizing for both sustainable customer relationships and long-term profitability, and all of that plays out in some very impressive results in terms of our advertising payback period and customer persistency, as you can see on this slide. In fact, we actually have a number of customers who have actively engaged with our products for more than 20 years from the date that they first signed up, and many thousands more who were active in recent months who have been around for at least a decade. We believe that all of that is a very solid testament to how well this flywheel works.

A lot has happened in this business in almost 25 years. We believe that we were the first operator back in the 1990s to offer basic loyalty schemes and cashback online. Simple, points-based levels, tiers, monthly rewards, not necessarily a great achievement to just copy the land-based guys back then, but certainly unique online at the time. That was followed by free play and account opening offers which we just about invented in the online casino space, but of course as you’d expect, sharp customers quickly found ways of exploiting those offers for positive EV—I’m sure you guys are doing the same online in sports in the

U.S. at the moment—so we had to innovate again. We were then the first to give rewards and incentives in ways that properly allowed for detailed individual customer behavior, and that was really the beginning of effective customer segmentation for our business and for the industry.

Getting that right saved us when other operators couldn’t control it and went under. Other operators clamped down too hard; they limited their growth, whereas we were able to dial it up and down for each customer.

Another big first for us and for the industry we believe was applying actuarial techniques for accurately valuing customers, modeling lifetime profitability, projecting return on ad spend and so on. Again, starting more than 20 years ago and it’s been a big part of our competitive advantage ever since.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Then since then we’ve developed extremely granular, very accurate customer segmentation and profitability models using a wide range of behavioral and other factors for each customer, and we’ll get into some detail on that just now.

Then there’s AI and machine learning using all the massive data sets that we’ve accumulated which we’re now using for a wide range of processes within the business, and where we believe we’re way out in front of the industry in many respects.

All of that gives us a lot of confidence in our ability to engage customers profitably and responsibly, and overall what I hope you’re seeing on this slide is that for more than 20 years we’ve been pioneers in using data and analytics for competitive advantage.

Next slide.

We’ve always believed in full control over our data and our tech stack. Hopefully you’ve seen that control of the tech theme coming across strongly throughout this presentation from Neal and Richard also, and more than 20 years later we don’t outsource anything data related and we never have. We have very deep skills in this area, IT skills with server farms in the cloud infrastructure, large database management, data engineering teams for ingesting and transforming large volumes of data in sub-second timeframes, teams and teams of data scientists and analysts. Together, all of those people and all of those systems are aiming for the optimal effectiveness of all of our product in every market and optimizing between satisfied customers and a profitable business. We give all of those teams a lot of freedom and autonomy so that they can get things done quickly, but then we also provide them with the foundation of world-class centers of excellence.

In the end what we get is a massive, massive amount of data, streamed, analyzed, available in real-time, supporting our real-time systems for 24/7 real-time interactions and (inaudible).

The bottom line is a highly personalized set of experiences for our customers, optimized for safe, responsible and ethical profitability. Ultimately what this gives us is a mass market database of high quality, loyal customers all around the world.

I actually want to touch on for a second what high quality means. It’s, first of all, not a euphemism for high value. What it really means is appropriate and sustainable value from persistent and loyal customers who spend what they can safely and responsibly enjoy and sustainably afford, and it’s all driven by unique, sophisticated, proprietary models, algorithms and technology.

In sum, we don’t just talk about these things. We are using data and analytics to construct unique operational advantages and I’ll show you some evidence of that in the next few slides.

The best way to show you why our approach is better is perhaps to start by discussing the old way of doing things. I say the old way but maybe not. Particularly from some of the off-the-shelf products that a lot of our competitors are using, it does seem that some people still think that this approach is the gold standard, whereas at least 10 years ago we realized that this methodology isn’t even ineffective; it’s actually downright unprofitable.

What this slide is showing you is the standard approach to customer segmentation, some relatively limited customer attributes, some summarized financial metrics, some not very useful recency and frequency categorizations, and then you mash that all up and what you get is some oversimplified customer baskets that bear little or no resemblance to what customers actually look like, or more importantly how they behave or how they interact with a product. Then, worse, systems like this usually only collect and aggregate data every 24 hours in arrears, so they can’t influence anything that matters right now, least of all customer enjoyment of the product in real-time or the profitability of the business over any period. This is really a perfect example of busy work. It keeps people very busy, looking like they’re actually working, but instead of adding value they’re actually subtracting. Obviously it has to be said, this kind of system has no value for responsible gaming. It’s not designed for real-time; it’s built with a profit-maximizing CRM hat on and neither of those things are what you need for responsible gaming purposes.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

The proof that this fails is shown by the graph on the right, which some of you might recognize as a (inaudible) plot. It shows the accuracy of the per customer profitability predicted by a typical system like this against actual customer profitability, and these results are based on our actual customers and actual data. In this case they’re Spin customers. Their parameters would be slightly different than Betway customers so that would be a separate plot. It’s actual historical data for each customer. All of them have a certain minimum number of events within the system, but that’s not a big number. A typical customer can get there inside of a few days and a very decent percentage do actually get there on their very first day.

So, for those of you who don’t understand the graph, all that you need to know is that a perfect result would be represented by the diagonal line, and what you’re seeing instead is basically what looks like a random set of predictions in the blue dots all over the chart. For the stats nerds, the R2 is 0.21 and for the rest of you that basically means it’s worst odds than flipping a coin.

What do we do instead? Well, first off, because we’re operating in real-time, we’ve got a continuous feedback loop going. Everything mashes together; basically the cogs of that flywheel that I started off talking about. We incorporate an immense range of information, everything from the obvious like individual deposits and wagers and withdrawals, odds movements, sporting event outcomes, blackjack cards, slot spins and so on, plus a few other things that obviously I’m not going to detail for competitive reasons. In the middle of all of that are the real-time systems: transporting of data, making it available, monitoring, measuring the quality of the customer experience, making decisions, executing on those decisions. A key difference is that these decisions are based on granular data, literally hundreds of millions of separate data points processed, evaluated, re-evaluated every day. On a busy day maybe even in the billions, event by event, in real-time, taking into account everything from the results of the most recent spin to a bad run three weeks ago or a big win three years ago. Not just oversimplified summaries of an ineffective customer basket and all that are a day old.

That then is reflected in what the individual customer sees in the product in real-time in a whole bunch of ways. Responsible gaming interventions for those customers that need them; optimized product and wagering options and incentives for everybody else. Then when the customer interacts with that, or doesn’t as the case may be, and then we’re feeding that information back via the continuous real-time loop. Simultaneously, all of this data feeds into our other processes and systems, back office, risk, compliance, customer service, acquisition marketing and so on, also all in the feedback loop. All happening in real-time using proprietary technology that we’ve built from the ground up for minimum latency and maximum evaluable (inaudible) reliability.

What I hope you’re glimpse of here is a very large and very complex system, many, many moving parts built up over many, many years, which we believe is unique in the industry and exceptionally difficult for any of our competitors to replicate.

That all sounds great but where is the proof that it actually works? Well, on the right-hand side you can see the results. Again, the diagonal line is perfect accuracy and again the dots show what our models predict. Using the same customers as the previous slide, this time the predictions are clustering quite closely around the diagonal, which in this case gets us an R2 of 0.91 which is pretty remarkable for a product that inherently has so much in the way of randomness and variance.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

For those that don’t quite understand, I’ll spell it out. What this is basically showing is that our models are able to predict long-term customer profitability with a greater than 90% success rate, again, subject to minimum number of transactions but not a big number; most of our customers get there quite quickly. And we’ve replicated this quite a few times.

In sum, our secret sauce here is really a mix of deep, deep understanding of the customer and the product and the business together with best-in-class technology that we have purpose-built over 20-plus years from the ground up.

Putting the right product in front of the right customer at the right time is a key key objective for us, and there are lots of ways in which we are able to do this. I am going to try and give you a taste of that without giving up any of the truly secret sauce. So, you’re not going to see anything too revolutionary but hopefully you’ll still get the idea.

On the left is one of our bet recommendation engines. We’ve actually got a few; they are tailored for different markets. These send out a large number of recommendations every day all around the world. This kind of system is using AI to surface specific markets and wagers that we think will resonate with individual customers. We might see that you like betting on events involving the 76ers or the Heat or the Bulls, but we’re also going a step further than that. We are incorporating aspects of our proprietary understanding of customer, particularly the things that we believe optimize for responsible gaming and long-term profitability, which means that some things that the AI might want to recommend won’t get surfaced. That’s because our models can show that the blind application of AI outcomes isn’t always good for the customer or for our profits.

The image in the middle, that’s showing some relatively simple proprietary content. The simplicity is actually intentional because this is for a particular emerging market where we know that this type of content plays well with customers. So this particular content won’t be seen everywhere. The takeaway here is that not all markets need all the bells and all the whistles all the time.

On the right-hand side is a big part of the glue that holds everything together. It’s our bespoke real-time low-latency custom messaging system, again, built from the ground up. We’ve got all of this real-time data, real-time calculations, real-time decision systems, but if we can’t communicate with customers in real-time then what’s the point. With all the way of doing things, we know there are competitors out there still using off-the-shelf systems that schedule messages for a week from now. Anything can happen between now and then, so that just doesn’t work.

Instead, what we’ve built are systems that react and respond in real-time to what the customer is experiencing right now, which is particularly important for a product that’s all about randomness and variants, and where the customers happiness with a product can literally turn on a dime. We honestly don’t see how anything else does the job, especially for responsible gaming interventions. Those have got to be super timeliness and hyper-personalized if they’re going to be effective.

Hopefully you’re already getting a sense that we are truly a global business. We’re marketing our offerings to a wide array of jurisdictions and cultures and consumers, and we’re well aware that we need to tailor the experience for each market. And what you’re seeing on this side is a high level contrast between a couple of quite different markets. Market A is an emerging market. There’s a strong customer preference there for parlays with very big potential returns. Market B is a developed market, slightly more sophisticated customers where they prefer more varied wagering, in play single and prop bets (inaudible) odds. And the tech gives you a sense of the contrast between bet sizes and lifetime values, and also how the relative sophistication of Market B extends to a wider range of sports that get wagered on by every customer.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Then on the screenshots on the right-hand side you get some sense of how we adapt the product interfaces accordingly. Of course, once we’re live in the U.S.A. with our own product, then we’ll do the same thing.

In many cases, we’re looking after these markets with local on-the-ground in-country teams; they’re customizing the content that they’re local marketing and so on, but they still get the benefit from our global scale and our global marketing and our global sponsorship deals. Basically, there’s a global core to the product with local wrapping where necessary.

The takeaway here is that we’re looking at every market on its own merits. We are adapting the offer for what we understand customers are looking for in each market. Sometimes those differences are significant, often they’re very subtle, and the trick that we aim to be getting right more often than not is to keep measuring and monitoring and iterating so that we can keep delivering what our customers want no matter where in the world they are.

Safe gaming strategy. Simply put, we don’t want a single customer to spend more than they can afford or more than they would enjoy. This isn’t just an ethical position or a regulatory position. We actually believe that it’s optimal for long-term revenues and long-term profits.

What you’re seeing on the screen are some of the customer self-help tools that can be accessed by customers at any time, but in the background we’ve also got our real-time systems working out when we need to proactively remind customers about these tools, or if necessary, sometimes these systems are even going to intervene more forcefully to protect the particularly vulnerable.

Data and analytics and our deep understanding of customer behavior plays a massive, massive role here. We’re looking our for patterns of behavior in real time, certain patterns of deposits or intent to deposits or abnormal wagering, and we’re also mining inbound customer service emails and chats, looking for signs of financial or emotional distress. Then we’re using our real-time messaging systems and our control over the front end of the product to surface appropriate messages when necessary in real-time, or to go beyond that and enforce sessional deposit limits or break periods or so on, again in real time. We believe that we are industry leaders in this area of the business. We’ve got over 350 people in fraud and risk and compliance and responsible gaming teams all around the world and all of our staff are regularly trained and retrained on these topics.

We actually welcome the efforts of regulators around the world to enforce better standards in this area. Not just because we believe we’ve got a significant competitive advantage here, but also because safe and secure customers spending no more than they can afford will be happy customers and that’s ultimately how we’re going to keep on growing this business.

So, on that topic of growth, I’m going to hand you back to Neal for the next section.

Neal Menashe

So, how do we look at the global growth opportunities? Really simple, right? In 2025 it’s estimated to be

$125 billion dollars. A few months ago this figure was $110 billion. That’s the market that we are after, and we’re after it with our sports and with our gaming offering. We know how to intermarket. We’ve been doing this business for more than two decades. We have high brand awareness. We have flexible tech, data-driven approach. Therefore, this is not about how big we are in each market; it’s how much of the 125 we can bring to the Super Group. (Inaudible) every extra $0.5 million or million dollars of revenue brings more to the bottom line and that’s how we look at it, and we’re going to continue to look at it like that because this is how we’ve got everything in our control in order to attack this market and we’ve got the people already and we’ve got everything all—everything is data-driven in the markets, understanding where the CPAs are per market, what the lifetime values are per market, how much we want to be spending. We can choose where we deploy the money into these markets, and that’s how we’ve grown the business from its infancy and then where it is today.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Richard Hasson

Thanks Neal. What we have here is the illustration of how the industry typically reacts to regulation. Of course when regulation is introduced we do see, for example, the introduction of taxes, there are also a number of positives that come along with that. We have lower operating costs as an example in the form of lower processing fees or lower software fees (inaudible). We also have a growth in the size of the market and also on the marketing side potentially very significantly increased opportunities.

If we take some examples, the likes of Facebook and Google, who only allow keyword advertising in regulated markets and even the scope of TV and print expands massively once regulation comes in. From our perspective, as Spencer touched on, regulation provided the tax revenue is reasonable the answer is a net positive. One clear and very current example of that is Ontario. As you will recall from one of the earlier slides that we spoke about, the Americas, which is North, Central, South, contributes just shy of half of our revenue, followed by Europe, Rest of World, and Africa. Of course, that doesn’t include any contribution yet from the U.S. With that, geographic diversity plus the two years of operating experience, as you may imagine, we’ve navigated almost every type of regulatory environment that there is.

In Ontario, we do expect a changing market dynamic as the regulatory landscape changes and remain confident in our ability to compete in order to continue growing. In Canada, we have very strong presence, both with Betway and with Spin. We have a very loyal customer base, along with a significant head start on a lot of the competition, both in terms of understanding the market and the customer.

Looking ahead then at two examples between the U.K. and Spain. What we see in these markets is great growth in the TAM, total addressable market, post regulation. Per the earlier slide, this is what we expect to see in other markets that regulate, too, be that in North America, including Ontario, or across any other market (inaudible).

Moving on to the U.S., as you may have heard, we’ve entered into a definitive agreement to acquire Digital Gaming Corporation, DGC, which is subject to the customary regulatory approval and conditions. Today, DGC has exclusive use of the Betway brand in the U.S. and what it does is, as Eric mentioned at the beginning of the presentation, DGC has secured market access in up to an initial 11 states, of course with more to come. Of these 11, five of those states are live: Indiana, Iowa, Colorado, New Jersey, and Pennsylvania. Three of those states as you know are sports only, with the latter two, New Jersey and Pennsylvania, including sports betting and gaming. Similar to how we look at the rest of the world, we will look to launch additional brands from the Spin portfolio in any segment we can. Already in Pennsylvania, we’re reviewing a second skin for a casino only offer.

Coming back then to the market access, the U.S. partners here for these deals include names that you will all be familiar with. It’s iGaming, Cornish (phon), Golden Nugget, just to name a few. With reference to the earlier comments made about this being a marathon, not a sprint, all of these arrangements are long term. There’s a minimum of DGC’s option of 15 years market access and one of them actually extends out to 20.

To highlight a few other things here, the closing of the SPAC transaction is separate to the closing of the DGC transaction and the purchase of DGC is not a condition to the closing of the SPAC. Alinda will go into it later; DGC’s figures are not included in the business as usual, the BAU forecast that has been provided.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Lastly, I emphasize again, the technology being used in the five states that are live is not the technology that’s being used elsewhere in the world. As I touched on earlier, DGC’s market access partners have timely requirements for go-live that DGC has to meet, meaning that the speed to market was of highest importance here. The five states we’re running today, they’re on a tech combination of the SBTech sportsbook and the (inaudible). That said, the next state to go live, which is Arizona, and actually the state after that will be going live on the Betway global tech. Once that’s done then there will be a plan will be implemented to move the existing five states onto that same technology.

Looking briefly at the right-hand side here, the brand awareness we spoke about, the brand awareness along with the key partners have been mentioned, all of that being a very key part of our success in the

U.S. Of course, as we’ve spoken about, we’ve shown our ability to be successful in other parts of the world, in other markets around the world, and of course we’ll use that same toolkit that Neal just touched on and we’ll use that to replicate our success in the U.S., too.

In addition to organic growth, organic growth option that we’ve been through, there is of course also an opportunity to grow by acquisition. As we move from being a private company, as we become listed, this enables us to think differently in this area. It also provides us with a new currency to help facilitate these additional growth opportunities. We’ve got the experience and the team, and as you can imagine, we continue to look at opportunities around the world to help supercharge the growth and to help supercharge global expansion.

What does this include? It includes, for example, tuck-in M&A opportunities within tech. It could be bolt-on to clearly expand our geographic footprint. Again, that could either be in sports betting or gaming. Of course, we would also be happy to explore larger transformational deals, provided, of course, that those makes sense for the shareholders.

As we move into the listed world, and to being a listed business, it also enables us to enter into commercial partnerships quicker and easier, and also facilitate the much more efficient, and much more streamlined conversations with regulators around the world. Also, there’s other benefits, one example being our relationship with commercial banks around the world.

That takes me to the end of the section. I’ll hand it back over now to Spencer and Alinda for the financial overview.

Alinda van Wyk

Thank you, Richard. Hi everyone. I’m Alinda van Wyk. Nice to meet you all. Thank you for your time. I will take you through some financial highlights.

This slide presents some highlights for the first half of 2021. As you will note, we are still continuing the strong growth trend of 2020 in both the financial and the non-financial KPIs of the business. We compare the whole period of 2020 with the same period in 2021. Here in the first half of 2021, the business delivered $760 million of net gaming revenue, which is a year-on-year growth percentage of 56%. EBITDA was $179 million for the first half of 2021. This is an 86% growth rate.

Free cash flow has strengthened during 2021 to 88%, which is mainly due to tax efficiencies, limited capitalization expenditure, and a debt-free balance sheet. As you can see in these healthy results, with strong growth rates, Super Group controls most aspects of its complex business. But as you might have heard from some press releases around the sports results, especially during October ‘21, this is a challenging aspect to control which is the sports business due to its volatility in its margin.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Our business, as mentioned before, is very diversified, with a very strong casino business, and that makes us different to our peers. Growing and strengthening our customer base are the actual metrics we focus on. As you can see from this slide, on the right-hand side, this metric has increased 127% to 2.5 million customers.

It’s also important to note that our ethos is to deliver timely and relevant financial information, which has (inaudible) in back on the strategy and decision-making process of the business and its success. For this reason, the emphasis on finance over the last couple of years has been to integrate the financial reporting systems with the business. This allows us to process extreme large volumes of raw operational data quickly, so that we can be nimble in our decision making.

I’m now handing you back to Spencer who will be taking you through some customer metrics. Thank you.

Spencer McNally

Thanks, Alinda. Now, we’re going to look at some graphs and numbers, so please forgive me if the actuary starts getting a bit over excited. What this slide is showing you is the average number of monthly active customers in each quarter, where active means depositing, or wagering, or both. What you can see here is a growth trend that had actually already started in late 2019, which COVID interrupted, as expected, yes, when all the major sports shut down around March/April 2020. But then what you see is as the lockdowns eased and ended, and then from the third quarter onwards you can see that growth trend resumes.

Perhaps we did benefit from the general COVID shift to online commerce, that sort of secular shift that you’ve seen in other industries. But we think that it’s pretty obvious that the growth trend was already there anyway, and we think that it will continue. Our top three days for active customers have actually all been in the last three weeks. We’ve set successive records in the last three Saturdays in a row, all of those days comfortably north of 1 million active customers per day.

October was actually our second-best month ever for the number of new depositing customers acquired, and it was a record month for the total number of active customers for a full month, just shy of 3 million. Then after the first 11 days of November, we are already ahead of October on new and active customer metrics, and that’s despite the fact that the first 11 days of October had two full weekends, whereas so far November has only had one weekend. Overall, I think that we’re looking very well placed to continue this growth trend into the future.

The bars on the left-hand side of the slide are showing you how our GGR splits up by the year in which each customer was originally acquired. What this is showing you is that a very significant percentage of our revenue is coming from customers who have been with us for several years. For example, in the most recent quarter shown here, over a third of the revenue is coming from customers who have been with us for at least 18 months and around two thirds is from customers acquired before 2021. When you take into account that the business has actually been growing quite nicely over this period, which you can see from the healthy year on year growth rates on the right-hand side, then with a little bit of math you can work out that the older cohorts are actually pretty stable in absolute terms.

In fact, following on from the 102% new customer revenue retention rates that you might have seen in one of Richard’s slides earlier, that was for spring customers from the first calendar month to the second calendar month, showing that our revenue retention rates is pretty strong there. But obviously, at some point you get some drop off in subsequent months and that’s natural. But then once you reach 24 to 36 months or so, depending on the market, the product, and so on, then you start seeing those month-on- month revenue retention rates heading back up to 90% to 100% again, and that explains why the older cohorts on this graph are so stable and reliable over time. Obviously, what it gives us is an almost annuity revenue base that helps to power the consistently growing profits and cash flows.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

We believe that all of this follows from our marketing and sponsorship and data and analytics flywheel is driving the customer engagement and retention. It shows how much customers are enjoying our products. It shows how much they trust us, and it gives us confidence in our ability to model the persistency of our customers and of these revenue streams going forward. We’re not just on a treadmill, acquiring new customers to replace the ones that we’re losing. What these numbers are showing you is that we’re doing a good job of retaining our existing customers and net-net, we’re growing a loyal customer base year on year. Then of course, once we’ve got a loyal customer on the books, then our operating model has several (inaudible) of leverage and Alinda can tell you some more about that.

Alinda van Wyk

Thank you, Spencer. This slide just really directs, again what my colleagues have shared with you in the previous slides. With years of experience in the business now, we have scaled this operation to become the large, diverse business you see today. Please note that this slide is only based on the current business as usual model. It does not include any projections in future investments or new markets. Importantly, these numbers excludes acquisition of DGC and investment into digital sites.

On the left, we have the group’s net gaming revenue, which as you can see is anticipated to double between 2019 and 2022 as we continue to grow. This year we forecast that the group is on target to reach a $1.5 billion net gaming revenue number by the end of 2021. On the right-hand side, we show the growth in EBITDA. This year we’re targeting for the group to generate $350 million of EBITDA. Many of you would have reviewed the previous investor’s deck and know that this slide previously showed a $350 million plus number as EBITDA target for 2021. We don’t see any reason for making any meaningful updates to the projections for this year or next year at this point in time. We will likely update 2024 costs in the first quarter of next year, as more information becomes available on the timing of the DGC closing. However, for 2021 we have tightened our forecast based on the results to date. This includes a preliminary review of October ‘21, which was unusual for us and many of our peers as a result of the unusual low sports hold. But for Super Group, casino is still delivering a very strong hold.

Results to date also include modestly higher professional costs, such as accounting and legal costs as a result of our intensity of our efforts to extend public listing. Net-net, we are comfortable with reaching

$350 million, which demonstrates the incredible strength and profitability across our diverse business. For that reason, we are using a $350 million target. That’s also based on our assumptions for normal results of November/December around hold and the other KPIs.

Aside from the EBITDA number as a single measure, our other KPIs, such as gross gaming revenue, net gaming revenue, and our active customer base, we are still growing strong. For example, we have reached a number in Class 2 of just about 3 million customers for the recent month and one of the days in October we experienced a record number of active customers, breaking 1.1 million in a single day, as well as a record number in deposits. We know that other companies at this point would work towards adjusting Adjusted EBITDA and similar measures, and we know that you might choose to do the same to relate to your models for Super Group, but we are not currently orientated towards that.

As also evidenced by the steep compound annual growth rate line, on this slide the EBITDA growth rate you will notice is higher than the related growth in revenue. This has been the impact of our operating leverage dropping down to the bottom line. As a group we are growing, and we’re just becoming better at what we are doing. As previously mentioned, (inaudible) understanding of our customers is a very important part of our business model and provides very granular knowledge of the customer base, which gives us a competitive edge over our industry peers.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Let’s look at the next slide. This so we can take a closer look at how the operating leverage is starting to have a positive impact on our margins. The business has experienced excellent organic growth and operating leverage is now becoming into play. As we have generated higher gaming revenues with lower variable cost and a constant fixed base, and therefore higher operating leverage. Our cost base is divided into three main cost categories, the first one being direct expenses, alternatively called variable costs. These costs are directly linked to revenue numbers. Costs moving forward of this direct expense category include standing taxes, and all processing related costs, as well as service and usage fees.

The cost base is approximately 55% to 77% of our net gaming revenue and vary between 42% and 46% as our total cost base. We are constantly renegotiating service level agreements with our partners in order to drive efficiencies of these contracts. The second part of our cost base is marketing. Marketing is about 25% to 27% of our net gaming revenue and 31% to 35% of our cost base. Marketing costs include a direct element, which is sponsorships, acquisition, and retention, as well as a variable cost element which is affiliate or our revenue share payments.

Lastly, we have operating costs which is mostly fixed, 21% to 25% of our cost base forms part of this cost base. Seventy one percent of our fixed cost base, or our general cost, makes up—is made up by staff- related expenses. Making effective use of our workforce and not to recruit outside of our workforce plans has a positive impact on our EBITDA margins. Our focus has always been to drive efficiencies through technology and during the group’s growth phase, we’ve insured to employ the right people and they were put in place so now, so that today we don’t need to continuously hire more people.

Let’s look at the free cash flow conversion on the next slide. This slide illustrates that we are an extremely cash oriented business. As a business, we facilitate strong cash flow management and optimization to ensure effective use of cash resources within our cash flow forecasts. This results in a 75% cash flow conversion for 2020 and an even higher rate of 88% during the first half of 2021. Not only are we focused on growing our EBITDA, but we ensure that this relates into cash. Super Group operates with a debt free balance sheet and therefore, have a very low interest rate, or non-existent that has a positive impact on the EBITDA.

Our corporate structures have also linked to a very tax efficient business, with holding companies in Guernsey and other entities in low cash jurisdictions, resulting in low tax margins, which has a positive impact on our cash conversion rate. Lastly, our capital expenditure is low in comparison with our peers due to efficient use of resources.

This is the end of the financial highlights. Before we go, I know you all want to go to your models. We’ve included a pro forma share count in the appendix on the presentation. I will now hand back to Neal for wrap up. Thank you very much.

Neal Menashe

Okay, so really simply just to go over this again. We are uniquely positioned, global reach, scale, profitable, debt free balance sheet, data driven. Data. Data. We have an unbelievable brand in Betway that’s open for business across the globe following the sports events from beginning to end. We come from casino. We understand the iGaming casino customer. Best in class technology. Flexible balance sheet and (inaudible) and combining with Eric and John. Eric is going to be our Chairman. John is joining our board. I think we’ve got a perfect combination here to have a highly, highly successful company. For me, Super Group is a very special company and it always be, and we’re poised for significant growth.

Thank you for working with us.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Eric Grubman

Thank you, Neal. Actually, moderator, we’ll now turn it over to the participants for questions.

Ashley DeSimone

Thank you. We are moving to gallery view for Q&A, so we can take down the presentation. Great. Feel free to turn on your camera and please raise hands in the participant list and I will call on you. When I call on you, please unmute your line and let’s keep it to two questions, if you can, before hopping back into the queue and we’ll get back to you after.

Okay, so we’re just going to take a look at the queue. Let’s first go to Jed Kelly at Oppenheimer. Please unmute.

Jed Kelly

Hi. Thanks, Ashley, and thanks everyone. Just a couple questions, Neal. You talked a lot about your tech. Could you give us a sense on how it stacks up compared to some of the other European operators we hear about, like Entain or whether and how that actually translates into your financials? Then just on your EBITDA, I think you mentioned that 88% of your revenue is from regulated markets. What percentage of your EBITDA is from regulated versus unregulated markets? Then in the projections for next year, how does Canada going more regulated impact your EBITDA? Thank you.

Neal Menashe

We’ll try to (inaudible) I’ll do it with Richard and Alinda. Your first question was based on our competitors. Well, if you look at Entain, and all of them, they’re obviously made up of multiple companies that have come together with multiple brands. From that perspective, they don’t have one brand going over all markets. Their model is very different. For example, their (inaudible) brand might only be in a few markets whereas they’ve got a joint venture in the U.S. with a different brand and then and so on and so on.

Then the same you find with Flaxa (phon). We know Flaxa. We are actually fundamentally totally different. We have got one sports brand and that means that as we open with our tech, and also our tech is across all of us. We’re not different parts of tech. They’re also—our competitors use different parts of tech in different parts of the world. We are given to all our one set of tech, so it means that we’ve got our brand with our own set of tech and the same tech that also outwardly supports our iCasino offering. Where we’ve skimmed lots of casinos, the sports we’ve always believed about the branding and that’s what we believe is this global approach to marketing which not many of our competitors have. I think only one or two other competitors out there have a global brand that’s had the same presence as the sportsbook would be the part that we own bet365 and maybe Unibet, but there’s no one else. No one.

Jed Kelly

Would you say your product development costs as a percentage of revenue is on par with what we have seen (inaudible) or better?

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

Yes, but also remember they’re also capitalizing all of their costs. We also can capitalize the portion that’s building the product for us, and then the portion that’s afterwards, we can’t. Actually, yes. They might be even capitalizing far more which comes down to 88% down, you know, not a big difference.

Richard Hasson

I think I’ll just add one thing in there is also, Jed, that around the point that we’ve made is around the control of the technology. Whether it’s in-house or licensed we control that whole tech stack and control the roadmap, which I think when you look at some of the competitors that’s not going to be the case. That’s a key differentiator.

The slides, Alinda, the number which we mentioned, the 87% on the revenue, that was regulated and regulating combined. We don’t split that out. That was what the 87% was. Then to the last part of your question about how you see that in the financials, it could be through the data and other parts, but I’ll hand that to Alinda or Spencer to comment on.

Alinda van Wyk

Yes, I mean, regulated and regulating markets obviously adds a strong focus due to more tax involved but obviously it makes the marketing strategies more easier in a regulated market. It’s a bit of an up on the one side and a bit of a down on the other side. You don’t have that different margin between regulated markets and nonregulated markets on the EBITDA. It’s very similar.

Eric Grubman

(Multiple speakers) I think Alinda’s answer just, I think that goes to the Canada question, too, which is I think that’s what the management team sees in Canada. But let’s go to the next question, please.

Ashley DeSimone

Thanks, Jed. Let’s go to Michael Graham at Canaccord.

Michael Graham

Thanks Ashley. Good morning. Thanks for the presentation everyone. I just wanted to ask, one of the things that I think really separates this company from the U.S.-centric operators is you’ve got such a good sort of track record of learning how to compete and be efficient and sort of work through those intensely competitive countries. My question is, when you think about some of the ways that you optimize player lifetime value and player acquisition cost, how sort of harmonized are those lessons or do the things that work in one country work in another country? How do you think about the most effective sort of things that you’ve been able to develop and applying that to the U.S. market?

Spencer McNally

I’ll take that one. There’s certainly a core of things that are pretty universal. There are aspects of customer behavior that transcends national boundaries. They’re just an inherent function of a product. But then we do see very, very significant regional differences. Some countries are a lot more fun than others, so we say when it comes time to understanding a customer behavior and in particular, dealing with some of the behavior that perhaps is not that profitable. That’s a reference, to some extent, to what I said in the slides about how a lot of the operators will respond to that by putting in very onerous terms and conditions and so on.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

We prefer to deal with that through more proactive means that don’t penalize the quote unquote good customers. Some fee to protect against a few that are smart enough to exploit the loopholes. But you know, we will—we deal with this also to some extent by virtue of the on the ground, or the country focused teams. There are analysts looking at each country separately, each major market separately, working in conjunction with market managers who are managing each market separately. Those guys are coming to us all the time and talking to us about ways in which we can either enhance the product or enhance the service, or look at the Ts and Cs, or whatever. It really is a combination of that global pool and that local wrapping.

We don’t expect the same metrics in every single market. The relationship between gross revenue and net revenue is going to vary by market, so a whole chunk of the expense lines and ratios are going to vary by market. We take each one case by case and we get insanely, deeply into the detail. Make sure that we understand it and then we go back, and we tweak the models to make sure that we’re optimizing as best possible for success in every market.

Michael Graham

Thank you, Spencer.

Ashley DeSimone

Okay, let’s go to Stephen Grambling from Goldman Sachs. Please unmute.

Stephen Grambling

Hi, thanks. I guess I was hoping to start off with a much broader question, perhaps for each of Eric, John, Neal, and Richard. I guess, what’s your view of the future of sports and iGaming at maturity? I don’t mean from a TAM perspective but a user standpoint. What does the product of the future look like and how different is that from what we see today as we think about integration with streaming, marketplaces, etc.?

Eric Grubman

Well, I’ll go first because I probably have the least informed point of view of the four of us. Stephen, that is a great question and I like to answer it in my own way, which is when I look out on the industry, I do not look out on a U.S. vision. I look out on a global vision. I do not believe that the United States will maintain a moat, so to speak, of any kind and the only moat the United States has at the moment is a capital markets moat where you get much different revenue. You get much different multiple for your revenue dollar, your EBITDA dollar than you do in other parts of the world. That’s not sustainable.

Second, the spending in the United States compared to other places is not sustainable. When I look at it from a global standpoint and I look at industry profitability over a very long period of time, I conclude that what’s happening is the online industry is separating from the bricks and mortar industry a different kind of customer. It’s a completely different visit. The visiting to the online industry, whether it’s sports or gaming is from people who want to make it part of their daily lives, where and much younger and mobile and international. That speaks to the need for scale. It speaks to the need for a very robust online offering, and it speaks to the need for branding that is recognized globally.

When I look at and ask myself, what do I see when the dust settles? It’s almost the classic McKinsey, you know, result. I think the industry will have a few very, very big global platforms with dominated by online but logically would be online plus bricks and mortar in certain cases. They’re doing fine. Then you have some smaller niche players that are developing new products and innovations and they’re doing fine. Everybody in the middle is getting killed.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

When you ask what do I see in the integration with other aspects of the landscape? I know people are talking about the use of databases and the use of media streaming and I think that those are very exciting possibilities, but I haven’t seen the business model emerge yet. I think you’re going to see some forays that are built on hope and a lot of capital, but I don’t see the exact model. I see a pairing of certain properties with the gaming. You’re already seeing that but a sort of full-scale integration less so.

Nearer than that, I do see a complete blurring of the lines. For example, e-sports and those casual games, I think that’s the same people. I think it’s appealing to the same entertainment mindset and so I think you’re going to see a lot of alliances and trials sooner rather than later building there.

Neal Menashe

I mean, I’ll just say from the product side and seeing what we’re seeing, it’s all about the product at the end of the day, right. It’s giving more steps in the product, showing and actually at Betway, we’re following the sports events. We haven’t bought the business that’s just on NFL. It’s on lots of sports and as you’re going to more countries, so is that branding of more sports. Because think about it. What is a sportsbook? A sportsbook is effectively you, almost like the New York Stock Exchange, share trading platform. You’ve got all these events happening so it’s highly complicated.

Whereas, casino, it’s you against a random number generator. They’re very different but the random number generator is up at 4:00 in the morning or 5:00 in the morning. But the problem is the sports event isn’t. It is though if you’re Betway and you’re covering these sports across the globe. That’s all of our, the quickness and how quick to deposit and all the offers they give you and all that extra information we get in the app. But again, it’s how to gain the ultimate customer still has to be able to place a bet with you in order for you to make money. I think that’s the key and therefore you can’t be overspending, thinking about I can spend what I want, and my customer is always going to place the bet. They’re not unless the software is really well put together.

Stephen Grambling

Perhaps a quick follow up on that if I can sneak one in. On that point, that there’s the iGaming and sports betting side, what is the mix of users across Betway versus Spin? Can you give some color around how margins maybe compare in iGaming versus sports betting and what the overlap is?

Spencer McNally

I’ll take that one. The user split does not follow the revenue split because the sports customers in some of the markets tend to be—it’s more of a mass market and less of a—it’s more of a relatively lower volume, lower venue to higher volume business. But it’s not a long way from the split.

In terms of margin, well, you know I mean I think the online books—actually I don’t know if I can speak for the industry in general but generally what you see is a slightly higher margin worldwide than the U.S. The
U.S. is quite tight on that margin in terms of sportsbook. There’s certainly at the headline level there’s a lot of price competitiveness. When you fold that into the parlays, obviously you start picking up more margin. The extent of the margin is very much a function of the ratio of parlays and singles. We’ve got a pretty decent parlay book, which is where we get a stock margin boost from.

Then on the casino side, it really is a function of your player mix. That’s very, very market dependent. If you go to the U.K., for example, you’ll find a heavy, heavy reliance or slant towards table games. A lot of the other markets there’s a much bigger split towards slots. Those have got very, very different returns to player, depending on how good the blackjack customer is, for example, or how much roulette there is. In U.K., they quite like roulette as well. It’s pretty hard to give you specific guidance there just because it really is market mix dependent.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

But our casino margins are pretty standard, maybe marginally lower than some of the competition because we do have a solid focus on what we think is appropriate customer value for money. But yes, I mean, if you look at sort of shall we say quote unquote Las Vegas RTP on slots, you know, you’re gaining it from 90% up to 95%, 96%. We’ll be closer to the top end of that than the bottom end of that. Then blackjack, obviously a function of how good the customer is and the rules on the table. But nothing surprising in any of those numbers.

Stephen Grambling

Thank you.

Ashley DeSimone

Thanks Stephen. We will go to Bernie McTernan from Needham & Co., please.

Bernie McTernan

Great. Thanks for taking the question. As you think about margins, so 22% this year guidance, 25% next year, how much variability is that between countries? I’m sure there’s some countries that are profit centers or some that are more of investments. I’m just wondering, you know, how high the margins are in the profit centers and what the characteristics are from a competitive standpoint in market share?

Neal Menashe

I’ll start and Alinda, then you can go in. Generally, what we do is obviously we have got every country by country, right. That’s what we do. But different countries, depending on the life cycle where they’re at and also depends on how much marketing you have invested in those markets. There’ll be some countries where the operating leverage can kick in an extra $1 million of revenue. You’re bringing on 50% to 60% to the bottom line. Where in other countries, depending where you are in there, they won’t bring down as much.

Then again, going back to Spencer’s point is if it’s got just sports in those markets, it really depends on the parlay nature. On some of the booking, in some countries, when these parlays really are lots of favorites not coming in, the margins there are massive. Each one we do and each one we monitor them separately and together you get your average. I think Super Group, the nuggets there that can literally operating leverage is (inaudible) operating leverage kicks in beyond the ability, so you have to double revenue in some of those markets your profit margins can be at 50%, 60%.

Alinda van Wyk

Importantly, remember we control the marketing wallet. Depending on the strategy of that specific country, it depends on how much marketing you can spend or want to spend in that market and can adjust it when required if you start seeing the uplift in the customer base and the revenue numbers.

Bernie McTernan

Understood. Then that slide with the growth in users over time, is there like a specific driver there or is that just execution and just how much geographic expansion played into that growth, or if it’s mostly organic?

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Spencer McNally

I think this is where I get to use that flywheel word again. I mean, it’s a little bit of both, but mostly it’s the flywheel, honestly. We, I mean, we’re moving into new markets. Obviously, it’s a big goal and I think we’re doing a decent job of that, but the reality is, I don’t think we want set you a promising, you know, fireworks out of new markets. Some of them are big hits. Some of them have shut the lights out for a three, four, five-year period. Some of them are not always necessarily that fast. But either way, whether a market succeeds or not, it really is a function of how well we execute inside of that market.

I mean, we’ve seen success in markets where competitors have flopped really badly and we look into the detail of what they do, and we understand what we do and we can see why that’s happening. I think, if I’ve got to choose between the two options you gave me, I’m going to lean in the direction of execution rather than (inaudible).

Neal Menashe

Bernie, I think the one thing that we keep talking about is this product. If you tweak little things in the product, over time they have massive upsell, massive differences. As we’re getting better at rolling out more markets or rolling out new features, it has a huge impact. (Inaudible) a me-too product, you’ve got serious problems over time. You have to keep and that’s what we don’t have. We want to keep bringing our new products in and enhancing the product.

We say inch by inch and I joke, but you know, they come to a meeting, and they’ve got over 20 things they want in one country. I say, I can’t give you 20. Imagine if every country wanted 20 things. I said, give me the top five that you need. (Inaudible) whatever and let’s execute those five or three then come back to us and let’s execute the next three and that’s how we’ve done this year by year. That’s the key and that’s also how, if you’ve got the brand, one brand across so you’re not having to do everything four times for all those different brands. You know? That’s effectively how we’ve done it.

Bernie McTernan

Got it, thanks. You’re not a real tech company unless you mention flywheel in your Investor Day.

Ashley DeSimone

Thanks Bernie. Let’s go to Chad Beynon from Macquarie.

Chad Beynon

Ashley, appreciate it. Thanks everybody for the commentary thus far.

I wanted to ask about marketing. You have clearly demonstrated your success and you have the global reach, as you talk about and you’re able to leverage that. It feels like the United States is a little bit different, just in terms of how we’re seeing the ecosystem collide with podcasts and the acquisition of different brands that have been around for years, if not decades. How are you thinking about other media connections outside of standard sponsorships? Are there opportunities to do things with that side of the business? Or do you think the United States approach should be kind of how you found success in other markets? Thanks.

Neal Menashe

Richard, do you want to go?

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Richard Hasson

Yes, I’ll start. I think, Chad, the first point on the media, I mean yes, we have seen activity in that space but I still—it’s early days. I think it’s still an unproven model and I think to the second part of your question, in terms of when we look at the U.S., we’ll look at it as we do all other markets. We’ve proved that model. We’ve proved how when you combine the brand with all the other multichannel marketing, multichannel marketing strategy overlaid with the brand, it will turn out as it worked before. From our perspective, we will continue, and we will follow a similar path when it comes to the U.S.

Neal Menashe

Within the U.S., of course it will be a challenge but if a channel comes with the wrong price, it’s not the right channel. I think that’s what’s key here. I mean, John Collins just talked about the (inaudible) and how much they pay. I mean, it’s like if West Ham cost us 10 times the price, it wouldn’t be worth it. Eventually, the price you pay has to return somewhere and that’s with all, (inaudible) we’ve done trying to do. People always come to us and say oh, white label your sportsbook. Do you understand how complicated it is to white label a sportsbook? Then what (inaudible) put your brand now instead of Betway? No. It doesn’t— and we’ve been steadfast in that because we know our (inaudible) is just to run Betway and to get Betway that product. Now you add all these other ones, and then the partner is never happy. Then you’ll end up getting half your time fighting with the partner because they believe you’re sending all your good traffic to your site, not to theirs. These partnerships, I mean, yes. You’ve got these ecosystems of data and all the stuff you can do on their marketing side, but it’s also got to make commercial sense and I think that’s what’s key.

I think having a global approach—John, you can talk about this some more—but having a global approach allows us to pick and choose. We don’t have to do one particular—we’re not all in in, in every market in the U.S. That amount would be absurd, right? We’ll go in and as we see it—and also, what happens in a market today, in three years time when the pricing is they can’t afford it. We’ve really seen some of the competitors of ours have come up and said well, you know, they can’t achieve the marketing returns in Arizona because they overspent in a month. Those kinds of things, you’re going to see more and more of that happening. It’s just about us being able to take advantage of those. I don’t’ know, John, if you wanted to add anything. I know you’ve got (inaudible).

John Collins

Chad, you know, it’s a very—it took me a little time to wrap my head around the idea because we are definitely conditioned here in the U.S., right, to make a big splash. Run after market share. Assume that there’s only going to be one or two guys left standing. As I’ve listened to Neal and Richard tell the story, it’s one I really believe. I think it’s just a much, much more, just a smarter approach. The global scale really matters. The idea of its early days and focus on the things that you need to do to get into the market. Like long term profitable market access deals I think is number one. Get the product right and leverage the customer. Get the customer joined. Get the tech right. Get that in place and then where the global brand comes into play, it kind of works outside the U.S. and Neal talked about doing the NBA sponsorship deals because NBA globally is the number two sport, in terms of the betting.

But then you get the authentic brand of Betway coming into the U.S. which clearly has an impact, right. Eric mentioned that Ted Lasso, which is kind of a fun cultural moment, but you know, the reality is UPL you’re seeing what’s happening right now with the networks bidding for the English premiere league media rights. UPL has a long, you know, has a big impact here in the U.S. and the fact that you’re seeing the Betway brand kind of reinforced, not only helps to create that authentic brand but when the time comes, when the market is right, you know, when the penetration of online sports betting is there and they’ve got the tech and the product right in each one of those markets, if they choose to, they can spend it with anyone because they can amortize it globally. You’re just not seeing that opportunity with some of the U.S. daily fantasy players. It just doesn’t exist.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Spencer McNally

I’ll actually just add something on a relatively technical level. This isn’t an industry that needs network effects, or the benefits from network effects. The casino customer is gambling against the house. The sports bets is just about gambling against the house. He’s dealing with the event in front of him. This is not like Facebook or YouTube which needs a ton of user generated content and benefits from the fact that everybody’s mother and granny is on the platform. The concept of grabbing market share early because if you don’t, you don’t get a second chance, doesn’t really apply here. As I said, we don’t have the network effects. There’s no customer perceived benefit of thousands of people also on the platform at the same time.

The switching costs for the customers are just insanely low. You know, if they’re not getting proper treatment from the provider, the sportsbook, or casino that they’re with, and they’re not feeling valued, they see another interesting opportunity or interesting platform that they can visit, it doesn’t cost them anything to do so. It’s really not a big deal. You’ve just got to put your credit card in somewhere else. We’ve seen this in lots of other markets. We’ve been second or later in probably most of the markets that we’re in, to be perfectly honest. It has not hurt us whatsoever.

Then when you add in the fact that what we’ve got is this global platform and global brand that we’re amortizing all over the show, we’re able to take marginal revenue in these markets at a level of profitability that the guys who are individually focused on a market or who have multiple brands focused on smaller sets of markets, they just don’t have the same ability to leverage that we do. I think I echo everything that’s been said. I don’t think the land grab is as big a deal as people make out.

Chad Beynon

Thanks guys. That’s really helpful. Appreciate the time today.

Ashley DeSimone

Thanks Chad. We’re going to go to Deutsche Bank, Alfonso Straffon. Please unmute.

Alfonso Straffon

Hi, yes. Thanks everyone and thanks for taking my call here. I’m pinch hitting for Carlo today. I just want to go back to Canada, just for a couple of questions here. I think it was in the F-4 we all saw that 46% of the revenue in 2020 originated from Canada. Can you just give us a better sense for what that means in terms of your market share in Canada in its current form? I mean, we all know that’s sports betting. Online sports betting has been going on for quite some time up there and there are plenty of other incumbents. Yes, just a little sense of around what that means in terms of your market share.

Then my second one is given the recent opening up of single event wagering, how do you see that whole legalization process playing out? I mean, I know we see a lot of headway in Ontario, and I guess, how do you see your plan to maintain your existing position in Canada once you start seeing other operators influx the market? Thanks.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

Up in Scotland, Richard maybe you can add in because it was (inaudible) question. Effectively, there is no market share in Canada because they don’t publish numbers. No one knows how big the Canadian market is going to be. They can estimate it, but they don’t. Remember, Super Group, it’s got two sides. It’s got the Betway side and the Spin side. Ontario, the way the Canadians have decided to go is by province by province and the first province being Ontario. They’re almost going like the U.S. route state by state. That’s exactly what’s happened. Whereas Ontario, the first, it still could take quite long for the other provinces to get on board. The rest of the market is still accessible the way it is and it’s just moving the players in Ontario, refencing them from geotargeting exactly the same way you would do New Jersey. You can play in New Jersey, but you can’t play in Texas, as an example.

For us, there’s lots of opportunity there and again, it’s with this brand awareness for Betway but also remember, the Spin casinos have been there for awhile and have got good, great product and great volumes there. But the truth is, lots of our other competitors in that market also have good volume. It’s a really, really big market. You know, from that standpoint. I think (inaudible) U.K. being regulated not (inaudible) any other online gaming side was and now you look back and Richard, you have that one chart. It shows how actually much bigger than anyone ever thought. The same for New Jersey. I think you’ve seen recently when it first came out in New Jersey when they thought it was more mainstream. Look how much bigger it is than anyone ever thought it would be, or Pennsylvania, etc. I think the same applies for Canada.

Yes, this business is always competitive, but the key is and what Spencer said, they’re one click away. Our customers are one click away from our competitors but the same applies the other way around. They’re one click away from us, and that’s what this game has been since day one. That’s, yes, people say oh yes, I’ve got a database. I send it out to them. They’re going to kick (inaudible) because I’m recommending you. I mean, nothing. It’s tiny amounts that you get crossover. It’s because what are they looking for? What do they want and are you providing that unbelievable service?

Lots of competitors, that’s how people see Amazon. But they said product is just so good that why would you go anywhere else? They’ve got the right payment mechanism at the right times in each market they go in. It’s the same with us. It’s what you offer in each market. Canada is no different and it’s about, as you know, it’s still a long runway of how many provinces are eventually going to regulate (inaudible).

Alfonso Straffon

Okay, that’s very helpful. If I could just follow up with one very quick one. We look across the pond. We look at the Netherlands recently. They’re in a re-regulating phase, if you will, and we’ve seen some established incumbents. They kind of said, well we’re going to wait around until we can get fully licensed here. Is that a path that you see as possible in Canada?

Neal Menashe

I guess, so particularly—I’m sorry—possible what?

Alfonso Straffon

Whereby you see operators kind of having to stand on the sidelines until they get fully licensed to resume operations.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

What happened in Netherlands was quite unique for Super Group. Netherlands hasn’t really ever been that big. I know for some of our competitors were really, really large is what they did invest but if you had been in the market in Netherlands before they didn’t grant the license. It was almost state protection. They allowed their own state operator, the lotteries, etc. and the one or two other players who hadn’t been in the market access first. Those ones were all allowed access first and you couldn’t carry on, so you had to stop and then maybe get it in quarter one or quarter two next year. That was a pure state protection.

In Ontario, they’re doing the exact opposite. Everyone is applying and everyone can go live. Same in Germany. Everyone can go live. Everyone can go live. The U.K., everyone can go live. Sweden, everything is the same. Same as in Africa and stuff. It was just unique to Holland as opposed to the other ones.

Alfonso Straffon

Okay. Thank you very much. Very helpful.

Ashley DeSimone

Thanks Alfonso. Before more follow-ups we’re going to go to Joe Stauff from Susquehanna. Joe?

Joseph Stauff

Thank you. Good morning. Two questions, I guess. You know, you had mentioned that you’re using SBTech in the five states that you’re operating in now. That you’ll use your own sports tech stack in Arizona. I wanted to ask, regarding the states where you’re using SBTech, what’s the timing on possibly bringing that in-house or is that maybe some period in the future, longer period in the future?

Then the second question was, just trying to understand your overall user growth of (inaudible) portfolio. As I think about say user growth going forward, excluding the U.S., what’s the right way to think about, say, user growth going forward, I guess also excluding Canada, that is North America in total. What’s the right way to think about your user growth in the rest of portfolio?

Richard Hasson

I’ll start with the first one then I’ll hand it to Spencer for the second part.

On the first one, so yes, you’re connecting some of Arizona. We can go live on the Betway global product, as will the next state, and likely the next state after that. Before there is going to be any migration from the existing product the next three states that go live will be on the Betway global product. (Inaudible) when those three go live but the plan will be to migrate the existing states once those are live. Of course, there’s always a possibility that another state regulates, say perhaps within the 11 market access deal or (inaudible) that could change the timeline. But where we stand today, it will be done as soon as the next handful of states have gone live.

Neal Menashe

I can just add one thing, like for example, in Pennsylvania, right, we’ve got other skins we can get for casino. We would not go on someone else’s platform for that. It would make no sense. The only reason is, remember Richard when he first talked about the U.S., the only reason to use Parle and SBTech was these timelines for the access partners in those states that tech timeline that we had to lead. But now, of course as we roll out the first states, right, coming now on the Betway global, to roll out more states is actually much easier.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Same way for Canada now. In Canada you all have to be regulated by February. Our product is ready to go now and we’re in November. Because we’ve learned over two decades of doing this that they can’t get the product ready on the night before, which lots of our competitors still have that problem. We’ve learned how to do it well in advance because that’s where you get the player journeys in a new market. The U.S. is no different. It wasn’t a choice. We wouldn’t have—DGC would have lost the market access if they didn’t do it.

Richard Hasson

It wasn’t a choice and nor was it ever the long-term plan.

Neal Menashe

No.

Richard Hasson

It was a temporary plan to be live, to get up and running and ultimately what in terms of bringing the Betway global product in that was always (inaudible).

Neal Menashe

That has all been licensed, yes, 100%. Spencer, on the users, there was a question on the users.

Spencer McNally

First of all, let me just say I much prefer the word customer to user, but leaving that aside for a second. Listen, I mean, Joe, I’m going to give you. I’m going to apologize in advance. I’m going to give you the super theoretical answer and then you can tell me how I totally mis-answered what you asked and head me in the direction that you think maybe I should have gone.

We do this with a, if I may say so myself, super sexy actuarial model that literally builds every model for every market, every major market from the ground up. We’re looking at any point in time we’re looking at 40-plus of these things. We take our existing customer base. We project forward what we think our acquisition is going to be, we hit that with our persistency rates, and we project that forward and that gives you the customer database at any point in time.

Now, obviously we don’t break that level of detail out for you guys, so how you would go about simulating something approximating that, I guess you’re going to have to look at our regional revenue splits and then try and make some assumptions about relative customer values, maybe, across those regions and sort of backfill from there. I guess it’s doable but, yes, it really is unfortunately for a model-building point of view, it really is a, it’s a mix of many, many different markets all growing at different rates, all with very different dynamics and yes. I mean, we do it very, very rigorously internally, but how you’re going to translate that into what you do is a good question. I don’t know. How badly did I miss the mark there?

Joseph Stauff

No, no. That’s fine. I mean, I guess like you said, I mean, you have a hyper growth model of users and market share and all that stuff in North America. I guess the question was generally just trying to approximate some level of growth in the markets that you’ve been competing in. Yes, I understand your answer. That’s the reason for the question. I know we’ll have to kind of figure it out.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

I would just say from a 50,000-foot view, which we’ve been doing for a long time (inaudible). Is that all these markets are different. Also the other side is that we don’t have big VIPs. That’s not this business. We’ve got lots of sustainable customers. What it means is, if your Africa business, your revenue there is lower, but you’ve got lots of players, right. It’s all highly profitable. It’s all these things. It’s all these markets, so we obviously don’t go into each country for competitive reasons. Because if we give it to one then all our competitors know but it’s the basket of goods that make—a basket of customers that make up our revenue are what’s key. It’s not that they are big VIPs. Absolutely not, they’re not at all. I think that’s what gives us and that makes our customer base followed by more mix of these country base over time, which is what we’re after. As always, obviously, the number one market should be greater than 10% of our revenue.

Joseph Stauff

Yes. Thank you, Neal.

Ashley DeSimone

Thanks Joe. Jack Cummings from Berenberg, did you have a question?

Jack Cummings

Yes, brilliant. Thanks for taking questions, guys. Two from me. Firstly, just interested in your thoughts on the LatAm market. I’ve heard a lot of operators call this out as kind of a medium-term opportunity. I’d just be interested in how you think your kind of share of that market has grown over the past couple of years.

Then secondly, on Africa, I’ve heard quite a lot that things like Internet latency, payment service providers can be very difficult to get the product right in Africa. How much of a moat do you think you have in that region because of the product expertise that you have? Thanks.

Neal Menashe

Okay, all right. I’ll do Africa and you can do LatAm. Let’s start with Africa first. Africa very simply because we’ve been going at this a long time and we’ve got a team in Africa doing it, right? They’re not doing Africa from London or from New York or something like that, right. We’re in Africa. We’ve got it. That’s what’s key. Again, they built the product from the bottom up, built it with the Betway brand and all the learnings of the Betway global product, right?

What happens is, yes there are some latencies but now with the mobile phones and 4G and some countries even got 5G coming there, it’s getting much better. But the moat is a lot because it’s Africa and to get payment processing you have to go into these telcos. These telcos, these mobile wallets are (inaudible) for these telcos. But the corollary of that is, you try getting to the telco and try get your product approved and it can take you nine months, a year. That’s before you’ve even got your licenses and the banking and how you do it. That’s where we’ve obviously—because we’ve been doing this so long and tweaked the product, and this is why I say inch by inch. The product you see today in some of these African markets is not the same product we had a couple of years ago, right? Also, we tweaked it but then we realize what they want, how much they want, the parlay betting they need, what they’re betting on and/or all of that, even the data usage. Remember, data usage is a big thing there. A product had to be data-light in certain markets or they don’t want that. That, the moat is that with the brand.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Richard Hasson

Yes, and I can just (inaudible). I think the same way we don’t look at the U.S. as one thing, we’re not going to look at LatAm as one thing. To us, it’s a region. It’s made up of numerous different markets. In terms of is it as a region, it’s hard to answer. Some markets are looking really good. Other markets are early in the lifetime pool but in terms of when we look at the globe, we’ve got opportunities everywhere. Does that opportunity set include certain markets in LatAm? Absolutely. Are some of those potential issues that Neal has mentioned in Africa perhaps consistent with what we may see or have seen in some markets? Absolutely. But in Latin America, also yes. I think regionally, a target comes down to market by market and again, having the focus on with the teams in each of those individual markets.

Neal Menashe

Yes, and also I think in these markets, the way we look at it, why we’re different to everyone else is, let’s say our market does $600,000 a month of net gaming revenue. You make a little bit of margin on that. But if you get it to $800,000, you’re still making—on that extra $200,000, you’re dropping down almost 50% of that down. When you look at the business like that, you’re made up of lots of markets and that’s what we have to do. But the key is how you take the business (inaudible) market to 1 million to 2 million. It’s all about product, the brand, the this, the this, the quality, and that’s how we see it.

For us again, I think it’s always been trying just build out these markets bit by bit. If the country is in LatAm, if it’s in Africa, Europe, Eastern Europe, Western Europe, etc., if you get them all going over a million, then you’re starting to drop lots of money to the bottom line and then you get obviously the rivers we call them, of what I call like gold in some of these markets where you can go from a million to $10 million or $12 million. But as I say, if we’re not in that market we’ve got no chance of finding that river of gold, right? That’s the key.

Spencer McNally

Can I add a point just on latency? A lot of times, businesses get stuck on averages. They look at how Africa is a high latency market and America, or Europe is low latency. We’ve never actually done that. We look at the entire distribution because the reality is, you’d be amazed at how many people in Europe and North America have pretty useless bandwidth. I think of people stuck out in some of the rural areas on ADSL from 10 years ago. We’ve adapted. We’ve been adapting the product for 10, 20 years for bad bandwidth. We’re not just interested in the fact that the guy on the latest, newest iPhone 13 can play every sexy game that just came out from the product providers. We are actually looking at the cheapest, nastiest phones that just don’t have the processing power and the customer doesn’t have the bandwidth. We’re solving those problems in first world countries as well.

When it comes down to looking at them in so-called third world countries, you know, I’m not saying it’s easy, not by any stretch—it comes with its own set of challenges—but you’d also be surprised at how much innovation goes on in those markets trying to solve those problems. It’s our people on the ground that are finding those solutions with us, but as I say, we’ve been fixating on that in the product for since forever.

Jack Cummings

Brilliant. Thanks all.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Ashley DeSimone

Thanks Jack. We have one final question. Let’s go to Matt Wegner from Craig-Hallum. Matt, please unmute.

Matthew Wegner

Hi guys. This is Matt on for Ryan Sigdahl at Craig-Hallum. Thanks for taking the questions. A lot of mine have been answered but I just have one last one and maybe I missed it, but did you quantify at all just what you’re contemplating for the investment in the U.S.? I know that you’ve kind of had the BAU model out there, but how much are you kind of contemplating the U.S. to weigh on EBITDA going forward?

Male Speaker

Rich, do you guys want to do it?

Richard Hasson

Alinda, do you want to answer that?

Alinda van Wyk

Yes, I mean, if I couldn’t hear that well but.

Richard Hasson

The investment into the U.S,. it wasn’t included in the BAU model.

Alinda van Wyk

Understand. Yes, so it does not include. It’s not included in the BAU model in the slides, but what we forecast is just remember as well that we’re still closing the contract with DGC which will probably happen in Q3, maybe Q4 next year. That entire investment would not form part of the EBITDA for next year. But on our projections, what we do is we foresee that there would be a US$25 million to US$35 million per year investment in the next two years.

Just also interesting what was mentioned before as well is that due to the availability of marketing and which deals and channels we want to—which work in certain states, that could go up or down depending on the strategy but that is what we foresee, forecast in this point in time.

We’ve only started seeing revenue numbers now. As you know, DGC only went live in five states now in 2021, so Spencer and myself are busy with reforecasting 2022.

Eric Grubman

If I could just add, that $25 million to $35 million is based on assumptions about marketing and other spends. That level of marketing and other spend is not something that’s dictated to Super Group. The management team at Super Group is in control of that spending.

Neal Menashe

Yes.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Matthew Wegner

Great. Then I guess, just a quick follow-up on DGC is, when you talk about just starting to generate revenue, is that purely via the content that’s generating that now?

Male Speaker

Richard (inaudible).

Richard Hasson

I struggled to hear that one. Sorry.

Alinda van Wyk

DGC’s revenue, yes?

Eric Grubman

You asked is it purely a function of what, and we couldn’t understand the function. Please rephrase your question.

Matthew Wegner

Sorry. If DGC is just B2B content.

Neal Menashe

Okay, I can answer this. DGC has obviously we acquired DGC and it’s got the Betway brand in it, right, because it’s obviously got the licenses. It does have the B2B card selling games but the main part of it is the Betway brand.

Alinda van Wyk

DGC.

Neal Menashe

DGC, that’s the chunk.

Matthew Wegner

Thanks, guys. I’ll pass it over.

Ashley DeSimone

Thanks Matt. We have no further questions, and we are happy to take follow-ups after this event today, so please reach out to me to schedule one-on-ones. I know several of you are kind of mid initiation report, so please reach out and we’ll talk soon. Thanks everyone for your time.

Eric Grubman

Thank you very much for your time.

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Super Group and Sports Entertainment Acquisition Corp. – Analyst Day, November 12, 2021

Neal Menashe

Thanks everyone. Bye bye.

Male Speaker

Thank you.

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